Mail Stop 3561
								December 2, 2005

John W. Winterholler, CEO
Speaking Roses International, Inc.
545 West 500 South, Suite 170
Bountiful, Utah 84010

Re:	Speaking Roses International, Inc.
	Item 4.02 Form 8-K
      Filed November 25, 2005
	File No. 0-22515

Dear Mr. Winterholler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K Item 4.02

      We note your restatement to the financial statements as of
June
30, 2005 related to the settlement of the shareholder loans with your
common stock.  Please tell us your reasons for classifying
$449,871
as interest expense in the statement of operations. It appears the excess fair value of the non-monetary assets transferred to the shareholders should be treated as a deemed distribution or dividend for accounting purposes rather than as interest expense. Provide us with your source in the accounting literature that supports your presentation in the financial statements.

      In the notes to the June 30, 2005 financial statements, you state the loans matured on Saturday, June 25, 2005 and the 1,000,000 shares of common stock were issued on such date. Please provide us with your basis for valuing the common stock at $966,000 given the OTC Bulletin Board`s opening trading price of $1.01 per share on Monday, June 27, 2005.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Babette Cooper at
(202)
551-3396.

							Sincerely,



							Babette Cooper
							Staff Accountant

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE